Exhibit 99.1

November 1, 2018

PV Nano Cell Entered into a $1 Million Convertible Loan Agreement

Provides Capital to Deliver Upon Growth Opportunities

MIGDAL HA'EMEK, ISRAEL / ACCESSWIRE /November 1, 2018 / PV Nano Cell, Ltd. (OTCQB: PVNNF) ("PV Nano Cell" or the "Company"), an innovative producer of conductive Sicrys digital inks and dispersions, for printed electronics and 3D inkjet printing, today announced that it entered into a $1 million convertible loan agreement ("CLA") with GTRIMG Investments Ltd ("GTRIMG").

Israeli-based GTRIMG invested in PV Nano Cell after having completed several months of due diligence. The initial investment of $1 million is structured as a 2-year convertible loan and bears interest at Israeli prime plus 4% per annum. GTRIMG has an option to lend the Company an additional amount of up to $2,000,000. The conversion price initial ratio is $0.27 per share and may varies based on the mechanism described in the CLA but shall not be lower than $0.17 per share. GTRIMG has the right to appoint an observer to the Board of Directors ("Board"), and shall have the right to appoint a Director to the Board, who shall also serve as the Chairman of the Board, once it invests $2,000,000 in the Company, subject to the approval of the shareholders of the Company of the proposed amendment to the Company's articles of association.

PV Nano Cell's Chief Executive Officer, Dr Fernando de la Vega, commented, "We are very pleased with GTRIMG's additional investment. Their team has spent significant time in understanding our technology and business strategy. This capital infusion should enable us to deliver upon such growth opportunities and drive revenue generation. Recently announced sales distribution partners are now in place and already taking our proprietary Sicrys™ to the market of printed electronics and 3D printing."

For additional information on the financing (including the warrants granted in connection with such CLA and others), please review the Form 6-K filed with the U.S. Securities and Exchange Commission on October 23, 2018.

PV Nano Cell, Ltd.

PV Nano Cell has developed innovative conductive inks for use in printed electronics (PE) and solar photovoltaics (PV) applications. PV Nano Cell's Sicrys™ ink family is a single- crystal, nanometric silver conductive ink delivering enhanced performance. Sicrys™ is also available in copper-based form, delivering all of the product's properties and advantages with improved cost efficiency. Sicrys™ conductive inks are used all over the world in a range of inkjet printing applications, including photovoltaics, printed circuit boards, antennas, sensors, touchscreens and other applications. In addition, PV Nano has expanded its capabilities to include an Integrated prototyping, design and R&D unique printer by the recent acquisition of DigiFlex. For more information, please visit www.PVNanoCell.com.

Forward-Looking Statements

This press release contains forward–looking statements. The words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward– looking statements." All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company's plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward–looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward- looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Emerging Markets Consulting, LLC

Mr. James S. Painter III

President

w: 1 (321) 206-6682

m: 1 (407) 340-0226

f: 1 (352) 429-0691

email: jamespainter@emergingmarketsllc.com

website: www.emergingmarketsllc.com

Hayden IR

w: 917-658-7878

hart@haydenir.com

PV Nano Cell Ltd

Dr. Fernando de la Vega

CEO and Chairman of the Board

w: 972 (04) 654-6881

f: 972 (04) 654-6880

email: fernando@pvnanocell.com

website: www.pvnanocell.com

SOURCE: PV Nano Cell, Ltd.